EQUAL ENERGY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MAY 12, 2011

AND

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

April 7, 2011

TABLE OF CONTENTS

NOTICE OF MEETING	3	RENUMERATION OF DIRECTORS	23
GENERAL PROXY MATTERS	4	Director Compensation Table	24
Solicitation of Proxies by Management	4	Outstanding Share-based Awards and Option-
Appointment of Proxy	4	based Awards	25
Revocation of Proxy	5	SECUITIES AUTHORIZED FOR ISSUANCE
Signature of Proxy	5	UNDER EQUITY COMPENSATION PLANS	26
Exercise of Discretion of Proxy	5	INTEREST OF CERTAIN PERSIONS OR
Advice to Beneficial Holders of Securities	5	COMPANIES IN MATTERS TO BE ACTED
Voting Securities and Principal Holders Thereof	6	UPON	26
Quorum for the Meeting	6	INTEREST OF INFORMED PERSONS IN
Approval Requirements	6	MATERIAL TRANSATIONS	26
ADDITIONAL INFORMATION	7	INDEBTEDNESS OF DIRECTORS AND
MATTERS TO BE ACTED UPON DURING THE		EXECUTIVE OFFICERS	26
MEETING	7	STATEMENT OF CORPORATE GOVERNANCE	27
Presentation of Financial Statements	7	OTHER MATTERS	27
Appointment of Auditors	7	SCHEDULE A - STATEMENT OF CORPORATE
Set the Number of Directors	7	GOVERNANCE PRACTICES	28
Election of Directors	7	SCHEDULE B – BOARD MANDATE	31
STATEMENT OF EXECUTIVE COMPENSATION	10
Compensation Discussion Analysis	10
Base Salary	11
Annual Bonus Program	11
Stock Option and Restricted and Performance
Share plan	12
President and Chief Executive Officer	14
Long-term Incentives	15
Perquisites	15
Senior Executives Minimum Shareholding
Requirements	15
Compensation Consultants	15
Performance Graph	16
Equity-based Rewards	16
Summary Compensation Table	17
Outstanding Share-based and Option-based	18
Incentive Plan Awards– Value Vested or
earned during the Year	19
Pension Plan Benefits	19
Stock Savings Plan	19
Safe Harbour 401(k) Plan and Stock Savings
Plan	20
Termination and Change of Control Benefits	21
Retirement Benefits	23

CONVENTIONS

Barrels of Oil Equivalent “BOE’s” may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

EQUAL ENERGY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 12, 2011

TO THE SHAREHOLDERS:

Notice is hereby given that the annual general meeting of shareholders (“the Meeting”)  of Equal Energy Ltd. (the “Corporation”) will be held in the Strand/Tivoli Room at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 2:00 p.m.. (Calgary time) on Thursday, May 12, 2011 for the following purposes, namely:

(a)	to receive and consider the financial statements of the Corporation for the year ended December 31, 2010 and the auditors’ report thereon;

(b)	to appoint KPMG LLP as auditors of the Corporation and to authorize the directors of the Corporation to fix KPMG LLP’s remuneration in that capacity;

(c)	to set the number of directors of the Corporation to be elected at the Meeting at seven;

(d)	to elect directors of the Corporation for the ensuing year or until their successors are duly elected or appointed; and

(e)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Management Information Circular and Proxy Statement dated April 7, 2011 (the “Information Circular”).  The financial statements of the Corporation for the year ended December 31, 2010, including the auditors’ report thereon, are included in the Corporation’s Annual Report, which will be available at the Meeting and which is available free of charge upon request by contacting info@equalenergy.ca.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the office of Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6. In order to be valid and acted upon at the Meeting, the form of proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof. A proxy holder need not be a shareholder of the Corporation.

Only shareholder of record at the close of business on April 7, 2011 (the “Record Date”) are entitled to notice of the Meeting and to vote thereat or any adjournment thereof, except that a transferee of common shares of the Corporation after such Record Date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of such common shares and demanding that his or her name be placed on the shareholder list for the Meeting in place of the transferor.

DATED at the City of Calgary, in the Province of Alberta, this  7th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF EQUAL ENERGY LTD.

(signed) “Don Klapko”

Don Klapko

President and Chief Executive Officer

Equal Energy Ltd.

EQUAL ENERGY LTD.

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 12, 2011

 GENERAL PROXY MATTERS

Solicitation of Proxies by Management

This management information circular and proxy statement (“Information Circular”) is being provided by our board of directors (the “Board of Directors”) in connection with the solicitation of proxies by management of Equal Energy Ltd. (“Equal” or the “Corporation”) for use at the annual general meeting of holders of common shares (“Common Shares”) of the Corporation (the “Meeting”) to be held in the Strand/Tivoli Room at the Metropolitan Conference Centre 333- 4th Avenue S.W. Calgary, Alberta at 2:00 p.m. (Calgary time) on May 12, 2011 and any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitations of proxies will be primarily by mail, but may also be by telephone, facsimile, electronic or oral communication by directors, officers, employees at no additional compensation. No remuneration will be paid to any person for soliciting proxies, but Equal may, upon request, pay to brokerage firms, fiduciaries or other persons holding Common Shares in their name for others, the charges entailed for sending our instruments of proxy to the persons for whom they hold Common Shares. All costs incurred to solicit proxies will be borne by the Corporation. Information contained herein is given as of April 7, 2011 unless otherwise specifically stated.

Appointment of Proxy

Accompanying this Information Circular is a form of proxy for holders of Common Shares.

Shareholders who wish to vote their Common Shares should complete, sign and deliver by regular mail the enclosed form of proxy to the registrar and transfer agent for the Common Shares, Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G OP6 (or send it by courier or hand delivery to the address above).  In order to be valid and acted upon at the Meeting, a form of proxy must be received no later than 2:00 p.m. (Calgary time) on the second business day (May 9, 2011)before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to the commencement thereof.

A shareholder submitting a form of proxy or voting instruction form has the right to appoint a person to represent him or her at the Meeting (who need not be a Shareholder) other than the persons designated in the form of proxy or voting instruction form furnished by Equal.  To exercise that right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided.  In addition, the Shareholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Shareholder’s Common Shares are to be voted.

Only Shareholders of record as at the close of business on April 7, 2011 (the “Record Date”) will receive notice of, and be entitled to attend and vote at, the Meeting.  A Shareholder of record on the Record Date will be entitled to vote those Common Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, even though the shareholder may subsequently dispose of his or her Common Shares.  No shareholder who has become a shareholder after the Record Date shall be entitled to attend and vote at the Meeting or any adjournment(s) thereof.

Revocation of Proxy

A shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person.  In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney or authorized agent and deposited either at the office of Olympia Trust Company at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G OP6 at any time up to 2:00 p.m. (Calgary time) on the last business day before the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof, in either case prior to its commencement, and upon either of those deposits, the proxy is revoked.

Signature of Proxy

The applicable form of proxy or voting instruction form must be executed by the shareholder or his or her attorney authorized in writing, or if the shareholder is a corporation, the form of proxy or voting instruction form should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy or voting instruction form signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

Exercise of Discretion of Proxy

The Common Shares represented by proxy will be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be voted upon, those Common Shares shall be voted on or shall be withheld from voting on any ballot in accordance with the specification so made.  In the absence of any such specification, those Common Shares will be voted in favour of the proposed resolutions contained herein.  The persons appointed under the form of proxy furnished by Equal are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and as to other matters which may be properly brought before the Meeting.  At the time of mailing of this Information Circular, Equal did not know of any such amendment, variation or other matter.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting or any adjournment(s) thereof.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation.  Those Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of those Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another nominee, are held.  The majority of Common Shares held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries (such as brokers or other nominees) to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting or any adjournment(s) thereof.  Often, the form of proxy supplied to a Beneficial shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.  Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scan able voting instruction form in lieu of the form of proxy.  The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile.  Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Shareholder or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver the Beneficial Shareholder’s voting instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting or any adjournment(s) thereof.  A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting or any adjournment(s) thereof, as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting or any adjournment(s) thereof, as the case may be, in order to have the Common Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxy holder for the registered holder and vote your Common Shares in that capacity.  If you wish to attend the Meeting and vote your own Common Shares, you must do so as proxy holder for the registered holder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Voting Securities and Principal Holders Thereof

 Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares.  As at the Record Date, 27,733,979 Common Shares were issued and outstanding.  Shareholders of record are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Common Share held on any ballot thereat.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a shareholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

Principal Holders of Common Shares

To the best of the knowledge of the Board of Directors and the executive officers of Equal, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying in aggregate 10 percent or more of the votes attached to all of the issued and outstanding Common Shares.

To the best of the knowledge of the Board of Directors and the executive officers of Equal, the percentage of Common Shares that were owned, directly or indirectly, by all directors and officers of Equal as of April 7, 2011, as a group, was 2% (approximately 499,519 Common Shares).

Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing, in aggregate, not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the shareholders present either in person or by proxy shall form a quorum.

Approval Requirements

Matters considered at the Meeting that are ordinary resolutions require the approval of more than 50 percent of the votes cast and matters considered special resolutions require approval of more than 66 2/3% of the votes cast in respect of the resolution by or on behalf of shareholders present in person or represented by proxy at the Meeting.

ADDITIONAL INFORMATION

Equal shall provide without charge, upon request being made to Equal, a copy of its Annual Information Form (“AIF”), together with any document, or the pertinent pages of any document, incorporated by reference therein, the Corporation’s most recently filed comparative annual financial statements, together with the accompanying report of the auditor and the Corporation’s most recently filed annual Management’s Discussion and Analysis relating thereto.  Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2010.

Additional information relating to Equal is available under the Corporation’s profile on SEDAR at www.sedar.com.

 MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, the consolidated financial statements of the Corporation for the year ended December 31, 2010 and the auditors’ report thereon will be presented.

Appointment of Auditors

The Corporation’s Bylaws provide that the auditors of the Corporation will be selected at each annual meeting of shareholders.  Accordingly, the shareholders will consider an ordinary resolution to appoint the firm KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the Board of Directors to fix the remuneration payable to the auditors as follows:

“BE IT RESOLVED THAT KPMG LLP be appointed auditors of the Corporation to serve until the next annual meeting.”

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of appointing KPMG LLP as auditors of the Corporation.

Certain information regarding the Corporation’s Audit Committee, including the fees paid to

Corporation’s auditors in the last fiscal year that is required to be disclosed in accordance with National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators is contained in the AIF, an electronic copy of which is available on the internet on the Corporation’s SEDAR profile at www.sedar.com.

Set the Number of Directors of Equal to be Elected at Seven

The articles of Equal provide for a minimum of three (3) directors and a maximum of fifteen (15) directors. The Board of Directors is proposing a slate of seven directors and accordingly proposes setting the number of directors of Equal to be elected at seven (7).

“BE IT RESOLVED THAT seven (7) directors be elected to the board of directors of the Corporation to serve until the next annual meeting.”

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of electing seven (7) directors of the Corporation.

Election of Directors of Equal Energy Ltd.

The term of office for each director is from the date of the Meeting at which they are elected until the close of the next annual meeting of shareholders or until their respective successor is duly elected or appointed, or their office is earlier vacated. At the Meeting, a board of seven (7) directors is to be elected. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the election of the nominees specified below as directors of the Corporation.

The seven nominees for election as directors of Equal Energy Ltd. are as follows:

Peter Carpenter
Michael Doyle
Victor Dusik
Roger Giovanetto
Robert Wilkinson

Dan Botterill
Don Klapko

The following pages set out the names of proposed nominees for election as directors, together with their province of primary residence, principal occupations, year first elected or appointed as a director, membership on committees of the Board of Directors, attendance at the Board of Directors and committee meetings during 2010 and directorships of other public entities.  The Board of Directors has determined that all of the above nominees with the exception of Don Klapko are independent directors as defined under National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators.

The information as to the Common Shares beneficially owned or over which control or direction is exercised by each nominee has been furnished by the respective nominees individually as of the date of this Information Circular.

Name and Place of Residence	Voting Common Shares Controlled or Beneficially Owned (5)	Offices Held and Time as Director	Principal Occupation
Peter Carpenter(2) Ontario, Canada	3,239	Director since May 18, 2006	Senior Partner, Secretary and Treasurer of Claridge House Partners, Inc., a financial advisory firm.
Michael Doyle(1) (3) (4) Alberta, Canada	16,388	Director since December 31, 2007	Chief Executive and a principal in CanPetro International Ltd., a private company active since 1993 in oil and gas production and other investments within Canada and internationally.
Victor Dusik(1) (2) (3) (4) British Columbia, Canada	2,821	Director since February 15, 2008
Chief Financial Officer of Run of River Power Inc., a developer of environmentally friendly energy, since 2007; Vice President, Finance and Chief Financial Officer of Maxim Power Corp., an independent power producer, from 2002 to 2007 . Prior to 2002 Mr. Dusik was a Senior Partner at Ernst & Young LLP.

Roger Giovanetto(1) (2) (3) (4) Alberta, Canada	11,270	Director since May 18, 2006	President of R&H Engineering (1986) Ltd., a metallurgical, materials and corrosion engineering services company, for more than 5 years.
Robert Wilkinson Alberta, Canada	Nil	New director	Independent business man since 2005. Principal and Director, Peters & Co. Limited, an investment dealer from 1981 to 2005.
Dan Botterill Alberta, Canada	Nil	New director	Independent business man since 2010. President and CEO of Berens Energy Ltd. from 2003 to 2010. Senior Vice President, Samson Canada from 1999 to 2003.
Don Klapko Alberta, Canada	225,813	President, CEO and Director of Equal since June 27, 2008	President & CEO of Equal Energy Ltd. and prior to that President of Trigger Resources Ltd., a private oil and gas producer.
Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Reserves & HSE Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	As at April 7, 2011 and excluding Common Shares issuable upon the exercise of outstanding Stock Options (as defined herein), rights or deferred entitlements.

Except as noted below, no proposed director:

a.
is, as at the date of this Information Circular, or has been within the last 10 years before the date hereof, a director or executive officer of any company (including Equal) that, while that person was acting in that capacity:

i.	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b.
has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Exceptions:

Michael Doyle
On February 23, 2007, Mr. Doyle became a director and took on the role of Chairman of Vanquish Energy Corp., a private Canadian oil and gas company that was in financial crisis.  Shortly thereafter, he replaced the chief executive officer, and assumed that role in order to better assess and best mitigate damage to all the stakeholders of the company.  After discussion and negotiation with the secured creditor, the company entered into receivership on March 27, 2007.

Accordingly, at the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to elect the members of the Board of Directors as follows:

“BE IT RESOLVED THAT Messrs., Carpenter, Doyle, Dusik, Giovanetto, Wilkinson, Botterill and Klapko be elected to the Board of Directors to serve until the next annual meeting.”

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of electing the slate of directors of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

The senior executives of the Corporation, under the leadership of Don Klapko, President and Chief Executive Officer, have made significant strides in moving the Corporation forward during 2010, a year in which oil prices opened below US$80/bbl and gas prices hit a seven year low. Under difficult industry and economic circumstances the Corporation achieved a number of significant objectives, including the following:

•
In January 2010, Equal announced its intention to convert to a value oriented exploration and production (“E&P”) corporation called Equal Energy Ltd. The conversion to an E&P (“Conversion”) was completed on May 31, 2010;

~~•~~	Recruited key leadership staff with the technical skill sets necessary to successfully execute the transition to a value oriented E&P corporation;

•
During 2010, of the Corporation’s 22 wells drilled, 6 wells were in the Alliance Viking play and 5 wells in the Lochend Cardium.  Both areas are high netback light oil plays with well performance and reserve bookings that have the Corporation’s best well economics and most running room going forward;

•	Reduced operating costs per barrel of oil equivalent from $10.88 in 2009 to $10.76 in 2010 as a result of the Corporation’s disciplined approach to cost management;

•	In July 2010, Equal completed an equity offering which raised net proceeds of $35.6 million to support the ongoing capital program, freeing up cash flow to further reduce debt;

•	The balance sheet was further de-levered with well timed sales of sour gas assets which raised net proceeds of $26.3 million;

•	Most active drilling program since 2007 during Q3 and Q4 of 2010, focused principally on high netback oil;

•	Production was reasonably maintained net of asset dispositions which took place during 2010;

•	Oklahoma production maintained despite limited drilling in the Hunton play in 2010 due to the dispute with JV Participant;

•	Executed efficiently on the capital program with proved plus probable reserves finding and development costs of $10.19/boe in 2010;

•
In 2010, the Corporation’s reserves bookings increased on a proved basis by 16 percent to 25.9 mmboe from 22.3 mmboe in 2009. On a proved plus probable basis, the Corporation’s reserves increased by 3% in 2010 to 31.9 mmboe compared with 31.1 mmboe in 2009;

•	On June 25, 2010, the Company’s Bank Syndicate completed a review of the borrowing base and increased it to $125.0 million from $110.0 million;

~~•~~	Reduced bank debt by 64% to $24.9 million at the end of 2010 from $70.0 million at the beginning of 2010; and

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the Corporation’s compensation philosophy, the peer group the Corporation uses for compensation comparison purposes, the various elements of total compensation and the rationale for determining the amounts of each element.

(a)           Objective of Compensation Program

Within the Corporation, remuneration plays an important role in attracting and retaining key members of the management team. The Corporation is committed to a compensation policy that rewards and retains individuals of exceptional skill while encouraging those persons to put forth maximum efforts for the success of the Corporation and to focus management of the Corporation and its affiliates on operating and financial performance and long-term shareholder return.

(b)           What the Compensation Program is Designed to Reward

Compensation plans and programs are designed so as to constitute adequate reward for services and incentive for the senior management team to implement both short-term and long-term strategies aimed at increasing Common Share value and creating economic value. The Corporation’s compensation strategy is therefore weighted towards pay-for-performance components. Actual rewards are directly linked to the results of the Corporation and its decisions.

Remuneration potential as well as the allocation of various remuneration and incentive components have been established in order to compete with remuneration practices of companies similar to the Corporation. In this respect, the Corporation identifies remuneration practices and remuneration levels of publicly traded Canadian companies that, similarly to the Corporation, are involved in the energy industry and are of comparable size in terms of daily oil and gas production levels. In November 2008, Hugessen Consulting Inc. (“Hugessen”) was retained by the Compensation Committee to conduct a review of executive compensation (not including the President and Chief Executive Officer) and also to ensure that the Corporation was comparing its compensation practices with an appropriate comparator group. A group of 18 companies were bench marked in this report as the “2008 Comparator Group”. The Compensation Committee takes into consideration the Corporation’s financial targets, performance measures and the appropriate Comparator Group when determining the remuneration practices.

The NEOs (as defined in the “Summary Compensation Table” on page 17) salaries have remained frozen since 2008. It is anticipated that the comparator group will be updated at the end of 2011 in time for the review of executive compensation at the beginning of 2012.

The Corporation also reviews general compensation surveys on an annual basis to compare the Corporation’s compensation policies to generally accepted practices for publicly traded energy companies.

(c)	Elements of Compensation Program, Determination of Amounts for each Element, Rationale for Amounts of each Element

In the Corporation’s case, the major elements of the executive compensation program are base salary, annual individual and corporate performance bonus and long-term incentives through the granting of options and RSPSs  (as defined on page 12). The compensation policies and guidelines for the NEOs, other than the President and Chief Executive Officer, are recommended by the President and Chief Executive Officer and the Manager, Human Resources and approved by the Compensation Committee and the Board. The compensation for the President and Chief Executive Officer, as described on page 14, was recommended in June 2008 by a Special Committee of the Board in place at the time and approved by the Board.

Perquisites and personal benefits provided to senior management reflect competitive practices and particular business needs.

Base Salary

Except for the President and Chief Executive Officer, salaries for the NEOs and other senior executives are paid within a salary range established on the basis of the level of responsibility relative to other positions in the Corporation and relative to the base salaries paid by organizations in the appropriate Comparator Group. In 2010, the Board of Directors maintained its previously stated goal of transitioning NEO base salaries to be more in line with the median of the Comparator Group. Accordingly, there were no salary increases for any of the NEOs during 2009 or 2010.

Annual Bonus Program

There are two components of the annual bonus program (the “ABP”): an individual component and a corporate component.

In 2010, the payment of an individual bonus was based upon the achievement of individual goals during the year. The payment of a corporate bonus was based on achievement of the following corporate objectives:
1. Shareholder return relative to the Corporation’s  peer group;
2. Maintaining average 2010 production between 9,200 to 9,700 barrel of oil equivalent per day;
3. Year end reserves on a proved plus probable basis of  >30MM barrel of oil equivalent;
4. Operating expenses of < $12.75 per barrel of oil equivalent;
5.  Successful conversion from Enterra Energy Trust (the ‘Trust’) to an E&P corporation, Equal Energy Ltd; and
6. Reduce the net debt to debt adjusted cash flow ratio to < 2.0 times.

Three of the six stated corporate objectives (3, 4 and 5) were achieved. Specifically,
1. Shareholder return relative to the corporation’s peer group was less than median;
2. Average 2010 production was 9,118 barrel of oil equivalent per day;
3. Year end reserves on a proved plus probable basis were>30MM barrel of oil equivalent;
4. Operating Expenses were $11.48 per barrel of oil equivalent;
5. Accomplished conversion to E&P, Equal Energy Ltd; and
6. Net debt to debt adjusted cash flow was 2.43 times.

Based on these results, the Board of Directors approved a total combined individual and corporate bonus pool of 9.1% of total base salaries.

2010 bonus payments were made on a subjective basis in relation to the level of responsibility of the individual relative to other positions in the organization and were part of the amount set aside as the bonus pool for all employees. Bonuses paid to the NEOs were between 13.3% and 28.9% of their individual 2010 base salaries; the specific amounts are included in the “Summary Compensation Table” on page 17.

2010 Goals and Objectives Achieved – NEOs

John Reader, Senior Vice President, Corporate Development and Chief Operating Officer

•	Led the litigation team regarding the dispute involving the former JV Participant;
•	Closed 10 acquisitions and 4 divestitures across the corporate portfolio to create an improved operating portfolio;
•
Maintained production in Oklahoma in spite of very limited drilling due to the dispute with the former JV Participant and a resulting court order prohibiting drilling on the Corporation’s Hunton properties;

•	Divested non-core Canadian sour gas production that would have been uneconomic considering the current level of gas prices;
•	Improved the HSE performance across the organization; and
•	Oversaw very active drilling program and oversaw a more accurate reserve booking process.

Dell Chapman; Senior Vice President Finance and Chief Financial Officer
•	Chief Financial Officer since September 2010;
•	Improved the Corporation’s MD&A, financial reporting and monthly financial reporting package;
•	Improved effectiveness of the Canadian and U.S. financial and operational accounting departments;
•	Provided valuable input to Equal’s investor communications and presentation; and
•	A key contributor in increasing analyst coverage.

John Chimahusky, Senior Vice President and Chief Operating Officer, U.S. Operations

•	Identified the need and hired additional geological/geophysical and engineering staff to significantly advance the Hunton and Circus Viola mapping and achieved more accurate reserve booking,
•	Main Oklahoma representative in supporting Equal’s interests in the former JV Participant bankruptcy process.

Bonus payments for the 2010 calendar year were paid to the NEOs and other employees on February 25, 2011.

Stock Option Plan and Restricted and Performance Share Plan

Management believes that the grant of (i) options (“Stock Options”) pursuant to the Corporation’s stock option plan (the “Stock Option Plan”); and (ii) restricted shares (“RS’s”) and/or performance shares (“PS’s”) pursuant to the Corporation’s restricted share and performance share plan (the “RSPS Plan”), as long-term incentives will help to align management interest with shareholder value growth.

Initially, the Corporation planned to use Stock Options as its main long term incentive plan, however due to the limited number of Common Shares that are available for security-based employee compensation, the Corporation decided in mid 2010 to use a combination of Stock Options and RS’s and PS’s in order to deliver long term incentives to its employees.

With this strategy in mind, a combination of Stock Options, RS’s and PS’s may be granted from time to time to senior executives and employees pursuant to the Stock Option Plan and the RSPS Plan in order to sustain a commitment to long-term profitability and maximize shareholder value.

Each Stock Option will have an exercise price equal to the prevailing market price of the Common Shares at the time of the grant. The market price is determined as the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on the last trading day immediately preceding the date of the grant or in such other manner as is required or allowed by the rules and policies of the TSX. All RS’s and PS’s are granted without any monetary consideration being payable to the Corporation.

The number of Stock Options, RS’s and PS’s that may be granted is determined by the Board of Directors on such terms (which may vary between Stock Options and/or RS’s and PS’s) as it shall determine except that (i) the aggregate number of Common Shares reserved for issuance pursuant to Stock Options and/or RS’s and PS’s granted to any one person under the Stock Option Plan and/or the RSPS Plan and any other security-based compensation arrangement of the Corporation is limited to 5% of the issued and outstanding Common Shares (on an undiluted basis), (ii) the aggregate number of Common Shares reserved for issuance pursuant to Stock Options and/or RS’s and PS’s granted to insiders of the Corporation under the Stock Option Plan and/or the RSPS Plan and any other security-based compensation arrangement of the Corporation is limited to 10% of the issued and outstanding Common Shares (on an undiluted basis), (iii) the aggregate number of Common Shares which may be issued to insiders under the Stock Option Plan and the RSPS Plan or any other security-based compensation arrangement of the Corporation within a one year period is limited to 10% of the issued and outstanding Common Shares (on an undiluted basis), and (iv) the aggregate number of Common Shares which may be issued to any one insider and such insider’s associates under the Stock Option Plan and the RSPS Plan or any other security-based compensation arrangement of the Corporation within any one-year period, is limited to 5% of the issued and outstanding Common Shares (on an undiluted basis).

Initially, Stock Options and/or RS’s granted to NEOs and other employees, pursuant to the Stock Option Plan and/or the RSPS Plan will be exercisable as follows: (i) for the first 1/3 of the Stock Options and/or RS’s granted, vesting on the first anniversary of the eligible participant’s hire date (ii) for the next 1/3 of the Stock Options and/or RS’s granted, vesting on the second anniversary of the eligible participant’s hire date and (iii) for the remaining 1/3 of the Stock Options and/or RS’s granted, vesting on the third anniversary of the eligible participant’s hire date.

Thereafter, as part of the compensation program, on an annual basis Stock Options and/or RS’s may be granted to the existing NEOs and other employees pursuant to the Stock Option Plan and the RSPS Plan. These annual grants reload the employee long term incentives so that employees consistently have three years of long term incentive grants in place.

PS’s may be granted from time to time to the existing NEOs and other employees as part of their long-term compensation package pursuant to the RSPS Plan. All PS’s are granted without any monetary consideration being payable to the Corporation and their vesting and issue dates are determined as follows: i) based on a two year performance period or ii) another date specified in the grant agreement; and any Common Shares issuable under a PS grant are based on performance of the Corporation compared to a group of similar companies. To the extent that the performance measures are attained by the Corporation, PS’s are converted into the appropriate number of Common Shares which are issued from treasury, without any further consideration payable to the Corporation in respect thereof.

The 2010 annual long term incentive grants were approved by the Board of Directors on October 7, 2010. These grants were in respect of the financial year ended December 31, 2010. In 2010, the Corporation granted to its senior executives a total of 84,000 Stock Options and 138,000 RS’s, representing 0.3% and 0.4%, respectively, of the aggregate number of Common Shares outstanding on an undiluted basis as at December 31, 2010. As at December 31, 2010, there was a total of 1,058,582 Stock Options outstanding, representing 3.8% of the aggregate number of Common Shares outstanding on an undiluted basis. Also, as at December 31, 2010, there were a total of 507,759 RS’s outstanding representing 1.8% of the aggregate number of Common Shares on an undiluted basis. There were no PS’s outstanding at December 31, 2010.

President and Chief Executive Officer

Don Klapko, President and Chief Executive Officer of the Corporation is engaged under an employment agreement for a three year term that commenced on June 27, 2008 and will expire on June 27, 2011. Mr. Klapko and the Board of Directors are currently negotiating the terms of Mr. Klapko’s continued employment with the Corporation.

Base Salary

The base salary and the annual bonus payments to be made to Mr. Klapko as President and Chief Executive Officer during 2010 and over the three year term of his employment agreement were negotiated by the Special Committee of Enterra Energy Trust (the predecessor to Equal Energy Ltd.) in place at the time (the “Special Committee”). The Special Committee retained independent counsel, Osler, Hoskin & Harcourt LLP, to advise in respect of legal matters arising from the negotiation of Mr. Klapko’s employment agreement, and an independent compensation consulting firm, Lane Caputo Inc., to assist in determining Mr. Klapko's compensation package, subject to the negotiation.
The Special Committee considered the improved performance of the Corporation, the past performance of Mr. Klapko and the need to continue to retain him, and reviewed comparator group information and compensation data, when recommending Mr. Klapko’s salary and annual incentives for the purposes of finalizing his employment agreement.

As stipulated in Mr. Klapko’s employment agreement, his base salary is held constant for the 3 year term of his contract.

Bonus

The President and Chief Executive Officer is entitled to participate in the ABP. Specific bonus objectives for the President and Chief Executive Officer, including individual and corporate goals, are established in writing by the Board of Directors and the specific bonus objectives may change from year to year.

In 2008, Mr. Klapko achieved his 2008 goals however he declined the 2008 annual bonus to which he was entitled, based on industry conditions at the time. In 2009, Mr. Klapko achieved his 2009 goals and in recognition of the exceptional performance the Corporation achieved during 2009, the Board of Directors awarded Mr. Klapko a restricted share bonus of 48,780 shares valued at approximately $300,000 (60% of his 2009 base salary). The Corporation’s 2009 performance on a Total Shareholder Return basis when measured against all energy trusts as well as similarly sized energy companies (trusts and E&P companies) was greater than the 75th percentile.
In 2010, Mr. Klapko achieved his 2010 goals as set out in the table below,

 2010 Goals and Objectives Achieved

Don Klapko, President and Chief Executive Officer

•	Led and managed the Corporation and its subsidiaries within the parameters set by the Board of Directors and its committees;
•	Developed and recommended the corporate strategy;
•
Directed and monitored the activities of the Corporation and its subsidiaries in a manner that focused on achieving the strategic, operational and capital plans of the Corporation and on safeguarding and optimizing the assets of the Corporation in the best interests of the shareholders;

•	Reported to the Board of Directors regularly on actual results compared to planned objectives;
•	Developed and implemented operational policies to guide the Corporation and its subsidiaries within the framework of the strategic directions adopted by the Board of Directors;
•	In conjunction with the Chief Financial Officer, designed and oversaw the effectiveness and the integrity of the internal controls and management systems of the Corporation and its subsidiaries;
•
Identified, to the extent possible, all significant risks to the Corporation businesses and considered and established, where appropriate, procedures to mitigate the impact of the risks in the best interest of shareholders of the Corporation;

•
Managed the marketing function, while operating within the Board-sanctioned risk profile and Board of Directors approved financial instruments, with the objective of optimizing the overall returns for the Corporation;

•	Ensured that the Chairman and other directors had the access to management necessary to permit the Board of Directors to fulfill its statutory and other fiduciary obligations;
•	Fostered a corporate culture that promotes ethical practices;
•	Established a process of supervision of the business and affairs of the Corporation consistent with the corporate objectives;
•	Stewarded the expenditures of the Corporation and ultimately, the Corporation, within approved operating and capital budgets;
•	Established and maintained proper external and internal corporate communication to all stakeholders;
•
Abided by specific internally established control systems and authorities, led by personal example and encouraged all employees to conduct their activities within all applicable laws and the Corporation’s standards and policies;

•	In conjunction with the Chief Financial Officer, provided quarterly and annual certificates as to the accuracy of the financial statements and accompanying Management's Discussion and Analysis;
•
Oversaw the monitoring and interaction by the Corporation with regard to regulatory and political matters and policy developments which may impact the Corporation either in the medium or longer term; and

•
Worked with the Governance Committee and Compensation Committee in developing appropriate succession plans and compensation structures in order to have optimum staffing to allow the achievement of the corporate goals and objectives.

Long-term Incentives

In 2010 and 2009, the President and Chief Executive Officer did not receive in any additional long-term incentive grants. In 2008 he was granted 200,000 RS’s (adjusted for the 3 to 1 consolidation (the “Consolidation”) of trust units (“Trust Units”) of the Trust to Common Shares in connection with the Conversion) with one third of these to be issued on each of June 27, 2009; June 27, 2010; and June 27, 2011. 133,333 of these RS’s have been issued as Common Shares, 52,249 were sold upon conversion to Common Shares to satisfy tax withholding requirements leaving Mr. Klapko with 81,084 Common Shares. For details on the minimum shareholding requirements refer to “Senior Executives’ Minimum Shareholding Requirements” below.

Perquisites

The Corporation also provides Mr. Klapko with suitable parking facilities, at the Corporation’s expense, in downtown Calgary at, or close to, the Corporation’s offices, a Calgary Petroleum Club membership, reimbursement up to $1,500 per year for health club dues, as well as professional dues and fees reasonably incurred for professional development seminars and conferences.

Senior Executives’ Minimum Shareholding Requirements

The President and Chief Executive Officer is required to hold 13,333 RS’s (adjusted for the Consolidation) of the 66,667 RS’s he is issued under the RSPS Plan on June 27 of each year of his employment agreement until the earlier of June 27, 2011 or a change of control of the Corporation.  Currently Mr. Klapko holds 225,813 shares of the Corporation. There are no minimum shareholding requirements in place for the other NEOs of the Corporation.

Compensation Consultants

During the 2008 financial year, the Special Committee retained the services of its own executive compensation consultant, Mr. Michael Caputo of Lane Caputo Inc. for the purpose of providing external market data and commentary on the compensation of the President and Chief Executive Officer. In November 2008, the Compensation Committee retained the services of its own executive compensation consultant, Mr. Scott Munn of Hugessen for the purpose of identifying a comparator group and providing external market data and commentary on the compensation of the senior management, including the NEOs but excluding the President and Chief Executive Officer.

As salaries for the NEO’s remain frozen at 2008 levels, the Compensation Committee determined that no additional analysis needed be done by the executive compensation consultants for 2010.

Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in Common Shares for the Corporation’s (or its predecessor, as applicable) five most recent financial years commencing January 1, 2005, with a cumulative total shareholder return on the S&P / TSX Composite Index for the same period assuming reinvestment of all distributions and dividends.
[Missing Graphic Reference]

	1-Jan-06	31-Dec-06	31-Dec-07	31-Dec-08	31-Dec-09	31-Dec-10
ENT/ EQU	$100	$49	$7	$4	$13	$12
S&P/TSX composite index	$100	$117	$129	$86	$117	$136

Note : Restated to reflect the three for one exchange of trust units for common shares

The trend shown by the above performance graph is a decrease for equity holders of the Trust from 2006 to the end of 2008, followed by an increase starting in the first quarter of 2009 up to the end of 2009.  The trend from the end of 2009 to the end of 2010 has been flat in terms of the return for equity holders of the Trust and the Corporation, as applicable.  The trend in the Trust’s and the Corporation's compensation to the NEOs, as applicable has been a steady increase from 2006 to 2008 and from 2008 to 2010 compensation for the NEOs has generally decreased.

Equity-based Awards

The grant of Stock Options and RSPSs is part of the long-term incentive component of executive compensation. As such, the formal Stock Option Plan and the RSPS Plan were approved by the Board of Directors and by shareholders in May of 2010.

The annual grant of Stock Options under the Stock Option Plan and/or RS’s under the RSPS Plan is part of the annual review of executive compensation by the Compensation Committee. This review may be more or less extensive depending on the circumstances. In some years the long-term incentives granted to senior executives were weighted towards Stock Options and in others towards RS’s. The President and Chief Executive Officer and the Manager, Human Resources provide a detailed presentation and a recommendation of the executive long-term incentive grants to the Compensation Committee. The recommendations are based on an analysis by the President and Chief Executive Officer and Manager, Human Resources of the achievements of the NEOs in respect of the goals set by the Board of Directors for the particular year and is further supported by market data. The Compensation Committee then reports to the Board of Directors for approval.

Summary Compensation Table

The following table sets forth the annual compensation, including total compensation, for the financial years ended December 31, 2008, 2009 and 2010 for the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and any of its subsidiaries (collectively called the “Named Executive Officers” or “NEOs”).

Name & Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan comp ($)		Pension value ($)	Other Comp ($)	All other Comp ($)	Total Comp ($)
					Annual Incentive Plans	Long Term Incen-tive Plans
			(4)	(5)	(6)(7)				(8)
Trigger Projects Don Klapko	2010 2009 2008	- - 240,000	- - -	- - -	- - 600,000	- - -	- - -	- - -	- - -	- - 840,000
Don Klapko, President & Chief Executive Officer	2010 2009 2008	500,000 500,000 253,846	- 300,000 2,303,280	- - -	- - -	- - -	- - -	- - 4,000,000	54,000 54,000 28,096	554,000 854,000 6,585,222
Dell Chapman (1) Senior. VP Finance & Chief Financial Officer	2010	65,625	181,740	159,600	30,000	-	-	-	7,656	444,621
Blaine Boerchers,(2) Senior VP Finance & Chief Financial Officer	2010 2009 2008	159,375 255,000 255,000	- 52,947 307,561	- 155,000 -	- 110,000 85,000	-	-	- - 80,000	73,501 30,244 47,110	232,876 603,191 774,671
John Reader, Senior VP Corporate Development & Chief Operating Officer	2010 2009 2008	265,000 265,000 265,000	97,860 52,947 435,680	25,200 155,000 -	65,000 110,000 85,000	-	-	80,000	7,500 7,500 -	460,560 590,447 865,680
Shane Peet Senior VP Engineering	2010	235,556	97,860	25,200	-			-	26,900	385,516
John Chimahusky,(3) Senior VP & COO U.S. Operations	2010 2009 2008	236,886 262,655 245,183	58,250 36,101 267,508	15,120 99,200 33,720	34,332 80,063 62,750	-	7,106 18,843 6,743	189,173	23,174 17,815 -	374,867 514,677 805,077

(1)	Dell Chapman’s annual salary is $225,000. Payment is for a partial year (September 16 to December 31, 2010).
(2)	Blaine Boercher’s annual salary was $255,000. Payment is for a partial year (January 1 to August 10, 2010).
(3)	John Chimahusky’s annual salary is US$230,000 and has been converted to C$ at the 2010 average annual exchange rate of 1.0299.
(4)
RS’s granted under the RSPS Plan. The value is calculated using the following formula: number of RS’s granted times the market value of the Common Shares, being their closing price of the Common Shares on the TSX on the date prior to the date of grant.

(5)	Stock Options granted under the Stock Option Plan. In determining the fair value of Stock Option awards, the Black-Scholes model, an established methodology, was used, with the following hypothesis:
(i)	Risk-free rate: average yield of a Government of Canada bond with a term corresponding to the expected life of the grant;
(ii)	Volatility: based on daily closing prices for the 3-year period preceding the grant; capped at 50%;
(iii)	Dividend yield: average dividend yield of the 12-month period preceding the grant
(iv)	Expected life: 3.5 years.
(6)
Annual incentives for Dell Chapman, Shane Peet, John Reader and John Chimahusky consist of the amounts earned under the ABP. These amounts were earned based on the bonus terms approved by the Board of Directors in January 2010 and were awarded based on the NEOs meeting their individual performance objectives throughout the year. The NEOs met their individual objectives (see “Annual Bonus Program” on page 11). John Chimahusky’s ABP amount of US$35,000 has been converted to C$ at the exchange rate of 0.9809 on the payment date, February 25, 2011.

(7)	Shane Peet resigned his position effective February 14, 2011, prior to payment of the amounts under the ABP and therefore did not receive any payment there under.
(8)
Perquisites for Don Klapko, Dell Chapman, Blaine Boerchers Shane Peet and John Chimahusky include the Corporation’s contribution to their Stock Savings Plan as set out in “Stock Savings Plan” on page 12, parking and other miscellaneous perquisites as required for business purposes.

Outstanding Share-based and Option-based Incentive Plan Awards

The following table indicates for each of the Named Executive Officers all awards outstanding at the end of the 2010 financial year.
	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
				(1)	(2)	(3)
Don Klapko, President & Chief Executive Officer					66,667	408,002
Dell Chapman Senior Vice President Finance & Chief Financial Officer	70,000	4.88	Sep 16, 2014	108,700	39,000	238,680
	15,000	4.66	Sep 30, 2014
Blaine Boerchers Senior Vice President & Chief Financial Officer	nil-				nil	-
John Reader, Senior Vice President Corporate Development & Chief Operating Officer	25,000	51.15	May 1, 2011	150,300	40,629	248,649
	50,000	4.95	Nov 26, 2011
	83,333	6.15	Sep 30, 2013
	15,000	4.66	Sep 30, 2014
Shane Peet Senior Vice President, Engineering	83,333	6.36	Feb 3, 2014	21,900	34,333	210,118
	15,000	4.66	Sep 30, 2014
John Chimahusky, Senior Vice President & Chief Operating Officer, U.S. Operations	40,000	8.43	Dec 3, 2011	13,140	12,500	76,500
	53,333	6.15	Sep 30, 2013
	9,000	4.66	Sep 30, 2014

1)
The value of unexercised in-the-money Stock Options at financial year-end is the difference between the closing price of the Common Shares on December 31, 2010 on the TSX ($6.12) and the exercise prices of such Stock Options. The actual gains realized by the NEO’s on exercise will depend on the value of the Common Shares on the date of Stock Option exercise (see “Stock Option Plan and RSPS Plan” on page 12).

2)	RS’s granted under the RSPS Plan.
3)	The market or payout value of the RS awards that have not vested is the number of RS’s times the closing price of the Common Shares on December 31, 2010 on the TSX ($6.12).

Incentive-Plan Awards - Value Vested or Earned during the Year

The following table indicates for each of the Named Executive Officers the value on vesting of all awards during the 2010 financial year.

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
	(1)	(2)	(3)(4)
Don Klapko, President & Chief Executive Officer	-	718,833	-
Dell Chapman, Senior Vice President Finance & Chief Financial Officer	-	-	30,000
Blaine Boerchers, Senior Vice President Finance & Chief Financial Officer	nil	53,911	-
John Reader, Senior Vice President Corporate & Chief Operating Officer	nil	146,293	65,000
Shane Peet Senior Vice President, Engineering	-	67,208	-
John Chimahusky, Senior Vice President & Chief Operating Officer, U.S. Operations	-	34,486	34,332

(1)
Only John Reader and Blaine Boerchers had Stock Options which vested during 2010. The exercise strike price of such Stock Options exceeded the market price on the date they vested and therefore the value of such Stock Options vested was nil.

(2)	The amount represents the aggregate dollar value that has been realized upon vesting of the RS’s along with bonus received in the form of restricted shares.
(3)	Dell Chapman, John Reader and John Chimahusky earned bonus payments under the ABP (see “Annual Bonus Program” on page 11). These bonus payments were made on February 25, 2011.
(4)	John Chimahusky’s bonus payment of US$35,000 has been converted to C$ at the exchange rate on the payment date, February 25, 2011 of 0.9809.

Pension Plan Benefits

In 2010 the Corporation did not have a Defined Benefit or a Defined Contribution Pension Plan for the Canadian NEOs or for any of the Corporation’s Canadian employees. The Corporation does have a Safe Harbour 401(k) plan for the Corporation’s U.S. NEO and the Corporation’s other U.S. employees. See “Safe Harbour 401(k) Plan and Stock Savings plan on page 20.

Stock Savings Plan

For all of its Canadian employees, the Corporation has an optional Stock savings plan (the “Stock Savings Plan”) whereby the Canadian employees including the NEOs can contribute up to 9% of their base salaries through payroll deduction and the Corporation will match their contribution. The employee’s contributions may be invested in a list of eligible funds or directed to the purchase of Common Shares and the Corporation’s matching contribution is used to purchase Common Shares. Contributions are deposited with external administrators and common shares are purchased on a monthly basis. Employees can direct the contributions to a Registered Retirement Savings Plan (up to the annual maximum limit) or a non-registered savings account, or a combination of these two. Funds in the accounts can also be withdrawn or transferred to another financial institution. The Corporation pays the administrative costs associated with the Stock Savings Plan including up to one transfer or withdrawal per employee per year.

The following table indicates the value accumulated under the Stock Savings Plan for each of the Canadian NEOs during the 2010 financial year:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at Year-end ($)

	(1)	(2)	(3)	(4)
Don Klapko, President & Chief Executive Officer	231,299	45,000	45,000	295,094
Dell Chapman Senior Vice President Finance & Chief Financial Officer	0	4,219	4,219	9,103
Blaine Boerchers Senior Vice President and Chief Financial Officer	25,123	15,991	15,991	0
John Reader, Senior Vice President Corporate Development, Chief Operating Officer	23,505	0	0	21,028
Shane Peet Senior Vice President, Engineering	19,934	20,825	20,825	58,740

(1)
The accumulated value at the start of the year is based on the number of Trust Units of Enterra Energy Trust (predecessor to Equal Energy Ltd.) held in the Stock Savings Plan multiplied by the closing price of the Trust Units on the TSX on January 4, 2010 ($2.28).

(2)	The compensatory amount is the Corporation’s contribution to the Stock Savings Plan.
(3)	The non-compensatory amount is the NEOs contribution to the Stock Savings Plan.
(4)
The accumulated value at the end of the year is based on the amounts invested in eligible funds plus the number of common shares of the Corporation held in the Stock Savings Plan multiplied by the closing price of the Common Shares on the TSX on December 31, 2010 ($6.12) less any withdrawals.

Safe Harbour 401(k) Plan and Stock Savings Plan

For its U.S. employees, the Corporation has a Safe Harbour 401(k) Plan. Each year employees can contribute a maximum of $16,500 plus an additional $5,500 for employees over the age of 50.

During 2009 the Trust (predecessor to the Corporation.) matched the employee’s contribution up to 6% of their base salaries.

Effective January 1, 2010 the Safe Harbour 401(k) Plan was changed from a 6% matching contribution an automatic Corporation contribution of 3% of the employee’s base salaries to the Safe Harbour 401(k) Plan and up to an additional 3% matching contribution which is used to purchase Common Shares for the employees under the optional Stock Savings Plan.

The following table indicates the value accumulated under the Safe Harbour 401(k) Plan for the U.S. NEO during the 2010 financial year:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at Year-end ($)
	(1)	(2)	(3)	(4)
John Chimahusky, Senior Vice President & Chief Operating Officer, U.S. Operations	41,867	5,100	22,000	75,232

(1)	The accumulated value at the start of the year is based on the value of the funds invested in the Safe Harbour 401(k) Plan on January 1, 2010.
(2)	The compensatory amount is the Corporation’s automatic contribution of 3% of base salary to the Safe Harbour 401(k) Plan.
(3)	The non-compensatory amount is the NEOs contribution to the Safe Harbour 401(k) Plan.
(4)	The accumulated value at the end of the year is based on the value of the funds invested in the Safe Harbour 401(k) Plan on December 31, 2010.

The following table indicates the value accumulated under the Stock Savings Plan for the U.S. NEO during the 2010 financial year:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at Year-end ($)
	(1)	(2)	(3)	(4)
John Chimahusky, Senior Vice President & Chief Operating Officer, U.S. Operations	0	5,838	0	6,004

(1)	The accumulated value at the start of the year is based on the value of the funds invested in the Stock Savings Plan on January 1, 2010.
(2)	The compensatory amount is the Corporation’s automatic contribution to the Stock Savings Plan.
(3)	The non-compensatory amount is the NEOs contribution to the Stock Savings Plan.
(4)
The accumulated value at the end of the year is based on the number of Common Shares held in the Stock Savings Plan multiplied by the closing price of the Common Shares on the TSX on December 31, 2010 ($6.12) less any withdrawals.

Termination and Change of Control Benefits

All of the NEOs except for Shane Peet, who resigned from the Corporation on February 14, 2011, have entered into employment agreements with the Corporation. In the event of (i) resignation, (ii) involuntary or constructive termination or (iii) a change in control, specific arrangements cover the NEOs.

At its meetings held on March 13, 2008, April 13, 2008 June 27, 2008 and March 9, 2011 and also by way of a resolution passed on September 19, 2008, the Board of Directors approved the executive employment agreements for a number of key senior executives, including the NEOs.

The provisions that apply upon a change of control are defined as follows:

For the President and Chief Executive Officer the occurrence of any of the following events: (i) any transaction pursuant to which any person or any group acquired the right to exercise control or direction over Common Shares representing 30% or more of the issued and outstanding common shares including as a result of a takeover bid, an issuance or exchange of securities, an amalgamation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; or (ii) a sale or disposition all or substantially all of the Corporation’s assets, other than to an entity of which the Corporation has direct or indirect beneficial ownership of more than 50% of the combined voting power of the outstanding securities eligible to vote for the election of directors of the entity; but not in the event that the Corporation is converted into a trust or other corporate entity.

For the Senior Vice President, Finance and Chief Financial Officer, and the Senior Vice President, Corporate Development and Chief Operating Officer (i) the acquisition of more than 50% of all outstanding Common Shares, or (ii) a sale of all or substantially all (being 90% or more of the value) of the assets held by the Corporation; provided that a “Change of Control” shall not include a reorganization or restructuring of the Corporation

For the Senior Vice President and Chief Operating Officer, U.S. Operations (i) the acquisition of more than 50% of all outstanding Common Shares, or (ii) a sale of all or substantially all (being 90% or more of the value) of the assets held by the Corporation; provided that a “Change of Control” shall not include a reorganization or restructuring of the Corporation, or (iii) sale of more than 50% of the outstanding shares of the U.S. subsidiary of the Corporation to an entity that is not owned by the Corporation or (iv) sale of all or substantially all (being 90% or more of the value) of the assets operated by the U.S. subsidiary of the Corporation; provided that a “Change of Control” shall not include a reorganization or restructuring of the Corporation.

The provisions to pay the severance benefits are a "single modified trigger", meaning that the severance benefits are paid if the NEO chooses to leave voluntarily during a window period after the change of control or if their employment is terminated by the successor entity.

The following table sets out the benefits that are paid following the change of control in the circumstances described above; assuming the change of control took place on December 31, 2010.

Name	Cash Severance Payment ($)	Incremental Pension Benefit (present value) ($)	Bonus Prorated - 10% of Salary prorated by # of days employed in the year ($)	Continuation of Medical Welfare Benefits (present value) ($)	Acceleration and Continuation of Equity Awards (unamortized expense as of 12/31/10) ($)	Excise Tax Gross-Up ($)	Outstanding Long Term Cash Incentive ($)	Total Termination Benefits ($)
	(1)
Don Klapko
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	1,000,000	-	50,000	11,948	408,002	-	0	1,469,950
Involuntary or good reason termination after change in control (CIC)	1,000,000	-	50,000	11,948	408,002	-	0	1,469,950
Dell Chapman
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	337,500	-	6,596	8,298	238,680	-	-	591,074
Involuntary or good reason termination after change in control (CIC)	337,500	-	6,596	8,298	238,680	-	-	591,074
John Reader
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	441,667	-	26,500	9,220	248,649	-	-	726,037
Involuntary or good reason termination after change in control (CIC)	441,667	-	26,500	9,220	248,649	-	-	726,037
John Chimahusky
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	343,137	-	22,876	2,172	76,500	-	-	444,685
Involuntary or good reason termination after change in control (CIC)	343,137	-	22,876	2,172	76,500	-	-	444,685

(1)	The cash severance payment is based on a multiple of months of salary. For Don Klapko 24 months, Dell Chapman 18 months, John Reader 20 months and John Chimahusky 18 months.

Retirement Benefits

In the event of retirement, assuming such event took place on December 31, 2010, the following benefits would be payable:

Name	Stock Options (1) ($)	RS’s (2) ($)
Don Klapko	-	-
Dell Chapman	-	-
Shane Peet	-	-
John Reader	58,500	-
John Chimahusky	-	-

(1)
Pursuant to the terms and conditions of the Stock Option Plan upon termination of employment for the reason of retirement, all outstanding Stock Option grants, including grants for the NEOs, terminate within 30 days of the effective date of termination. The value is the difference between the closing price of the Common Shares on December 31, 2010 on the TSX ($6.12) and the exercise price of all Stock Options that were outstanding 30 days after December 31, 2010.

(2)
Pursuant to the terms and conditions of the RSPS Plan, upon retirement, all outstanding RSPSs would be issued with the issue date being the date of the grantee’s retirement. Retirement in the RSPS Plan is defined as termination of employment after the age of 65. None of the NEOs were 65 years of age at December 31, 2010, therefore if the NEOs had retired at that date none of the outstanding RS’s would have been issued.

REMUNERATION OF DIRECTORS

The Corporate Governance and Nomination Committee review the compensation of the Corporation’s non-employee directors on an annual basis. The Corporate Governance Committee reviews general compensation surveys to compare Equal’s director compensation policies to generally accepted practices for publicly traded companies.

During the last financial year, the annual compensation of non-employee directors was as follows, payable on a quarterly basis, in cash:

Annual Retainer - Chairman of the Board	$45,000
Annual Retainer – Audit Committee Chairman	$40,000
Annual Retainer – All Other Directors	$30,000
Board Meeting Fee – Chairman	$2,500
Board Meeting Fee – Director	$2,000
All Other Committee Meetings as Chair	$1,250
All Other Committee Meetings as Member	$1,000

From 2006 to 2009 the Board approved long term incentive grants for the directors. The directors receive most of their compensation in the form of cash and the long term incentive grants that have been granted to directors are small in relation to those granted to employees of the Corporation. However, the grants do provide directors with an ongoing equity stake in the Corporation throughout their respective periods of the Board of Directors service.

In 2010, the Board of Directors did not approve 2010 long term incentive grants for the directors and future grants for directors are under review.

The directors who are also executives of the Corporation receive no remuneration for serving as directors. Directors are reimbursed for transportation and other expenses for attendance at Board of Directors and committee meetings.

The Corporation does not have a retirement plan for directors. There are no other arrangements under which directors were compensated in their capacity as directors by the Corporation or its subsidiaries during the most recently completed financial year.

The following table provides details of the compensation received by the directors of the Corporation during the 2010 financial year. Don Klapko, as an executive of the Corporation receives no remuneration for serving as a director. His compensation as President and Chief Executive Officer is disclosed under the “Summary Compensation Table” on page 17.

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total Compensation ($)
		(1)	(2)(3)	(4)	(5)	(6)
Peter Carpenter	64,750	-	-	-	-	-	64,750
John Brussa	56,625	-	-	-	-	-	56,625
Michael Doyle	52,500	-	-	-	-	-	52,500
Victor Dusik	64,000	-	-	-	-	-	64,000
Roger Giovanetto	52,500	-	-	-	-	-	52,500
Brian Illing	6,269						6,269
Don Klapko (7)	-	-	-	-	-	-	-

(1)	The Board of Directors did not approve any share-based awards for Directors for the 2010 compensation year.
(2)	The Board of Directors did not approve any option-based awards for Directors for the 2010 compensation year.
(3)	None of the directors received any form of non-equity incentive plan compensation.
(4)	The Corporation does not have a retirement plan for directors.
(5)
The directors, other than Don Klapko who is an executive of the Corporation, are reimbursed for transportation and other expenses for attendance at Board of Directors and Committee meetings. There are no other arrangements under which the directors were compensated by the Corporation or its subsidiaries during the most recently completed financial year.

(6)	Brian Illing became a member of the Board of Directors effective August 11, 2010.
(7)
Don Klapko, as an executive of the Corporation receives no remuneration for serving as a director of the Corporation. His compensation as President and Chief Executive Officer is disclosed under the “Summary Compensation Table” on page 17.

Outstanding Share-based Awards and Option-based Awards

The following table indicates for each of the directors (except for Mr. Klapko who is a NEO) all awards outstanding at December 31, 2010.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
				(1)	(2)	(3)
Peter Carpenter	3,333	46.65	18-May-11	-	1,666	10,196
	3,333	6.15	30-Sep-13	-
John Brussa	3,333	6.15	30-Sep-13	-	3,333	20,398
Michael Doyle	3,333	6.15	30-Sep-13	-	1,666	10,196
Victor Dusik	3,333	6.15	30-Sep-13	-	1,666	10,196
Roger Giovanetto	3,333	46.65	18-May-11	-	1,666	10,196
	3,333	6.15	30-Sep-13	-
Brian Illing	-	-	-	-	-	-

(1)
The value of unexercised in-the-money Stock Options at financial year-end is the difference between the closing price of the Common Shares on December 31, 2010 on the TSX ($6.12) and the exercise prices of such Stock Options. The actual gains, if any, realized by the directors on exercise will depend on the value of the Common Shares on the date of Stock Option exercise (see “Stock Option Plan and RSPS Plan” on page 12).

(2)	RS’s granted under the RSPS Plan.
(3)	The market or payout value of the RS awards that have not vested is the number of RS’s times the closing price of the common shares on December 31, 2010 on the TSX ($6.12).
(4)
Brian Illing became a member of the Board of Directors in 2010 and as the Board of Directors did not approve long term incentive grants for the directors for the 2010 compensation year, Mr. Illing has no outstanding awards.

Outstanding Share-based Awards and Option-based Awards

The following table indicates for each of the directors (except for Mr. Klapko who is a NEO) the value on vesting of all awards and the bonus pay-out during the 2010 financial year.

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
	(1)	(2)	(3)
Peter Carpenter	-	13,650	-
John Brussa	-	12,625	-
Michael Doyle	-	13,650	-
Victor Dusik	-	13,650	-
Roger Giovanetto	-	13,650	-
Brian Illing	-	-	-

(1)	None of the directors held Stock Options that vested during 2010.
(2)	The amount represents the aggregate dollar value that has been realized upon vesting of the RS’s.
(3)	None of the directors received any form of non-equity incentive compensation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information related to the Corporation’s equity compensation plans for the financial year ended December 31, 2010:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,565,911	$9.86	1,205,075(1)
Equity Compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,565,911	$9.86	1,205,075

(1)
Of the 1,205,075 Common Shares available for future issuance pursuant to the Stock Option Plan and the RSPS Plan at December 31, 2010, 1,205,075 Common Shares were reserved for issuance with the TSX pursuant to the Stock Option Plan and RSPS Plan.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any current or nominee member of the board of directors or executive officer of Equal, respectively, at any time since the beginning of the Corporation’s last financial year, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Equal is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any nominee director of EEC, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.

For the purposes of this Information Circular an “informed person” means, in the context of the Corporation, a director or executive officer of any subsidiary of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The Corporation is not aware of any individuals who are or were directors or executive officers of Equal or employees of the Corporation or any of its subsidiaries who are, as at the date hereof, indebted to the Corporation or any of its subsidiaries or to another entity but subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

The Corporation is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation, has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE

National Policy 58-201 - Corporate Governance Guidelines of the Canadian Securities Administrators provides guidance on corporate governance practices.  These guidelines, while not mandatory, deal with the constitution of the Board of Directors and its committees, their functions, their independence from management and other means of addressing corporate governance practices.  NI 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) mandates that each issuer must disclose, on an annual basis, its approach to corporate governance with reference to the form prescribed by NI 58-101.  Disclosure of the Corporation’s corporate governance practices, in Form 58-101F1, is set forth in Schedule “A” – Statement of Corporate Governance Practices below and relates to the Board of the Corporation.

Please refer to the heading “Audit Committee” in the Corporations AIF for the disclosure required by Section 5.1 of NI 52-110 Audit Committees (“NI 52-110”).

Since the Corporation has securities registered in the United States, the Corporation is subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 and related rules and regulations of the United States Securities and Exchange Commission as well as New York Stock Exchange (“NYSE”) listing standards and NYSE corporate governance rules (together, “NYSE Standards”).

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

The Corporation shall provide without charge, upon request being made to Equal, a copy of the Corporation’s annual information form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Corporation’s most recently filed comparative annual financial statements, together with the accompanying report of the auditor and the Corporation’s most recently filed annual Management’s Discussion and Analysis relating thereto.  Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2010.

Additional information relating to Equal Energy Ltd.  is available under the Corporation’s profile on SEDAR at www.sedar.com.

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors is currently composed of seven directors: Don Klapko, John Brussa, Peter Carpenter, Michael Doyle, Victor Dusik, Roger Giovanetto and Brian Illing.  A majority of directors of the current Board are independent for board membership purposes.  Mr. Klapko is considered not to be independent as he serves as President and Chief Executive Officer of Equal Energy Ltd.  Currently Messrs. Brussa, Carpenter, Doyle, Dusik, Giovanetto and Illing are considered independent directors pursuant to NI 58-101 and NI 52-110.  Pursuant to NI 52-110, an independent director is one who is free from any direct or indirect relationship that could, in the view of the Board of Directors, reasonably interfere with a director’s independent judgement.  Pursuant to NYSE Standards, a director that has been an employee of the listed issuer within the last three years is deemed not to be independent.

Common Board Memberships

Mr. Carpenter is currently a director of Gold Point Energy Corp., which trades on the TSX Venture Exchange.

Mr. Giovanetto is currently a director of Calstar Oil and Gas Ltd., which trades on the CNQ Exchange.

Mr. Brussa is currently a director of the following publicly traded companies:
•	Baytex Energy Ltd. (Baytex Energy Trust)
•	Calmena Energy Services Inc.
•	Chinook Energy Inc.
•	Cirrus Energy Inc.
•	Crew Energy Inc.
•	Deans Knight Income Corporation
•	Enseco Energy Services Corp.
•	Galleon Energy Inc.
•	Just Energy Income Fund (formerly Energy Savings Income Fund)
•	Midway Energy Ltd. (formerly Trafalgar Energy Ltd.)
•	North American Energy Partners Inc.
•	Orleans Energy Ltd.
•	Penn West Petroleum Ltd. (Penn West Energy Trust)
•	Pinecrest Energy Inc.
•	Progress Energy Resources Corp. (formerly ProEx Energy Ltd.)
•	Storm Exploration Inc.
•	WestFire Energy Ltd.
•	Yoho Resources Inc.

Other than disclosed above, no current director is a member of the board of directors of another reporting issuer.

Meeting of the Board

The Board of Directors meets at least every quarter for a formal board meeting.  Depending on the level of activity of Equal, the Board of Directors will meet on an ad hoc basis as necessary to provide input and guidance to management.  At the conclusion of all formal meetings, the non-management directors determine whether an in camera meeting without members of management and non-independent directors present is necessary.  The Board of Directors also conducts meetings without members of management and non-independent directors present on an ad hoc basis.  In addition, to facilitate open and candid discussions among independent directors, the Board of Directors has formed four committees comprised entirely of independent directors.  These committees meet regularly and are permitted to meet independently of non-independent directors and management in accordance with the timing set out in the charters of each committee or as otherwise determined necessary.

Chairman of the Board

Peter Carpenter is the Chairman of the Board of Directors and is considered independent within the meaning of NI 58-101.  The main functions of the Chairman are to facilitate the operations and deliberations of the Board of Directors.  The Chairman’s key responsibilities include duties relating to setting the Board of Directors meeting agendas, chairing Board of Directors and the shareholder meetings, director development, providing input on potential director candidates and providing feedback to the President and Chief Executive Officer.

Attendance

The following table summarizes each current director’s attendance record for the year ended December 31, 2010.
Director	Number of Board meetings attended	%	Number of Committee meetings attended	%
Peter Carpenter	9/9	100	2/2	100
John Brussa	8/9	89	N/A	N/A
Michael Doyle	9/9	100	10/10	100
Victor Dusik	9/9	100	11/11	100
Roger Giovanetto	9/9	100	11/11	100
Brian Illing1)	5/5	100	1/1	100
Don Klapko	9/9	100	10/10	100

(1)	Mr. Illing was appointed to the Board of Directors effective August 11, 2010.

Board Mandate

The Board of Directors adopted a new mandate in connection with the Conversion which is attached as Schedule “B”.

Position Descriptions

The Board of Directors has developed a written description for the responsibilities of each committee.  There are no specific written position descriptions for the Chairman of the Board of Directors or for the chairs of the committees.  It is generally understood that the chair of each committee is responsible for guiding the committee pursuant to the procedures and guidelines set out in each written committee charter.  Further, it is generally understood that as Chairman, Mr. Carpenter is responsible for the management, development and effective performance of the Board of Directors.  See “Chairman of the Board” above for more information.

Orientation and Continuing Education

At present, the Corporation does not provide a formal orientation and education program for new directors.  However, each new director is provided with background material on the Corporation the contents of which are determined based on the director’s familiarity with the Corporation and its interests.  The materials include the committee mandates and copies of all policies, among other items.  Prior to joining the Board of Directors, potential board members are encouraged to meet with management to inform themselves regarding the Corporation’s business and affairs.  After joining the Board of Directors, management and the Board of Directors provide orientation to new directors as necessary based on the particular needs and experience of each director and the Board as a whole.

The Corporation currently has no specific policy regarding continuing education for directors.  However, five of the seven of the current directors are members of the Institute of Corporate Directors, and is pursuing continuing education through this institution.  Other requests for continuing education by the directors are encouraged and dealt with on an ad hoc basis.

Ethical Business Conduct

The Board of Directors has written policies regarding business conduct, disclosure, confidentiality, and common share trading.  The Code of Business Conduct, as amended from time to time, sets out the minimum standards of behaviour required by all employees, officers, directors and consultants in conducting the business affairs of the Corporation.  It outlines how to address conflicts of interests, privacy, ethics, communication and confidentiality issues.  The Code of Business Conduct is approved by the Board and Directors on the Board of Directors are expected to comply.  Any waivers from the Code of Business Conduct must be approved by the Board of Directors.  The Insider Trading Policy prescribes rules for insiders and employees with respect to trading in securities of the Corporation when there is undisclosed material information or pending material developments with respect to the Corporation.  The Disclosure Policy addresses the Corporation’s disclosure practices and procedures and outlines the principles guiding the Corporation in its disclosure practices and procedures.  A copy of any of the aforementioned policies can be obtained by contacting Equal at info@equalenergy.ca

In addition to the guidance provided in the Code of Business Conduct, in accordance with the Business Corporations Act (Alberta), a director or officer who is a party to a material contract or proposed material contract with the Corporation or the Corporation’s subsidiaries or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation or the Corporation subsidiaries shall disclose to Equal the nature and extent of the director’s or officer’s interest.  In addition, a director shall not vote on any resolution to approve a contract of the nature described except in limited circumstances.

A “whistle-blower” policy is in place and it was designed to ensure a culture of ethical business conduct.

Nomination of Directors

The Governance and Nominating Committee has responsibility for making recommendations to the Board of Directors regarding composition of the Board of Directors, candidates to fill vacancies and succession planning.  See “Governance and Nominating Committee”.

Compensation Committee

The Compensation Committee, as at the date of this Information Circular is composed entirely of independent directors, being Mr. Giovanetto (Chair), Mr. Doyle and Mr. Dusik.

Audit Committee

The Audit Committee consists of Mr. Dusik (Chairman), Mr. Doyle and Mr. Giovanetto, all three being independent and unrelated directors.  The Audit Committee reviews in detail and recommends approval by the Board of Directors of the Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis (“MD&A”) and Annual Information Form; recommends approval of the remuneration of the Corporation’s auditors to the Board of Directors; reviews the scope of the audit procedures and the final audit report with the auditors, and reviews the Corporation’s overall accounting practices and procedures and internal controls with the auditors.

Reserves HSE Committee

The Reserves HSE Committee currently consists of Mr. Giovanetto (Chairman), Mr. Dusik, Mr. Illing and Mr. Carpenter.  The mandate of the Committee is to review the selection of an independent reserves evaluator for undertaking each reserves evaluation as the same may be required from time to time, consider and review the impact of changing independent evaluators and review all matters relating to the preparation and public disclosure of reserve estimates and review the nature and extent of compliance in areas of health, safety regulatory compliance and environmental matters.

Governance and Nominating Committee

The Governance and Nominating Committee currently consists of Mr. Doyle (Chairman), Mr. Giovanetto and Mr. Dusik.  The mandate of the Governance and Nominating Committee is to recommend to the Board of Directors policies and specific matters respecting (i) policies and procedures of corporate governance; (ii) identifying nominees for the Board of Directors and (iii) conducting an annual performance review of the directors.  The Board of Directors, through the Governance and Nominating Committee has recommended an annual review process of the effectiveness of the Board of Directors and has worked with outside consultants in terms of the implementation of this process.

Other Activities of the Board

The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Board Mandate.
The Board of Directors and its committees have access to senior management on a regular basis as management personnel of the Corporation are invited to attend directors meetings as necessary to provide information to facilitate decision-making activities.

SCHEDULE “B”

BOARD MANDATE

Board Terms of Reference

I.	PURPOSE

These terms of reference are prepared to assist the Board of Directors (the “Board”) and management in clarifying responsibilities between the Board and management. The fundamental responsibility of the Board is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control process and procedures. The Board is responsible for the stewardship of Equal Energy Ltd. (the "Corporation").

II.	CONSTITUTION, COMPOSITION AND DEFINITIONS

A.
The Board shall be composed of not fewer than three directors, and not more than the maximum number of directors allowed by the articles of the Corporation. The specific number of directors shall be set by the Board of the Corporation in accordance with the articles of the Corporation and subject to the approvals granted by the shareholders of the Corporation. The Board shall be comprised of a majority of independent directors who are free from any direct or indirect relationship that, in the Board's view, would or could reasonably interfere with the exercise of his or her independent judgment.

B.
The Board shall meet at least four times each year. The Chairman may call additional meetings as required. In addition, a meeting may be called by the President and Chief Executive Officer (“CEO”), any member of any Board or committee of the Board or as otherwise provided by law.

C.
The Board shall have the right to determine who shall and who shall not be present at any time during a Board meeting. The President and Chief Executive Officer, the Chief Financial Officer and the General Counsel and Corporate Secretary of the Corporation are expected to be available to attend the Board meetings or portions thereof.

D.
The members of the Board shall be appointed following shareholder approval, where a vacancy occurs at any time in the membership of the Board, the Board may fill it. In addition, in accordance with the Corporation’s articles and by-laws and applicable law, a majority of the Board may appoint additional directors to the Board between shareholder meetings.

E.
The Board shall be given access to senior management of the Corporation's subsidiaries and documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

F.	The Chairman of the Board shall not have a casting vote in addition to his or her regular vote.

G.	The secretary to the Board shall be either the Corporate Secretary or his or her delegate.

H.	Board meetings may be held in person, by video conference, by means of telephone or by a combination of the foregoing.

I.
Notice of the time and place of each meeting shall be given in writing, or by facsimile to each member of the Board at least 48 hours prior to the time fixed for such meeting. Any member may, in any manner, waive notice of the meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

J.	A majority of members, present in person or by videoconference, telephone or combination thereof, shall constitute a quorum.

K.	All members of the Board are expected to allow sufficient time to review meeting materials and be prepared for Board meetings. Members are expected to attend most, if not all, Board meetings.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including pending authorizations, to committees of the Board and to management and by reserving certain powers to itself. The Board is responsible for managing its own affairs, including:

i.	planning its composition and size;
ii.	selecting its Chair;
iii.	nominating candidates for election to the Board;
iv.	appointing committees and approving their respective mandates and the limits of authority delegated to each committee; and
v.
approving and directing the implementation of corporate governance practices and procedures aimed at having independent, informed oversight by Board members of management and management's conduct of the business of the Corporation and its subsidiaries, including the approval of the terms of reference for the Board and its subcommittees. In conjunction with the Governance and Nominating Committee, the Board will annually assess its performance and that of its subcommittees.

B.	Management and Human Resources

The Board has the responsibility for:

i.
the appointment of and succession planning relating to the President and CEO, establishing objectives of the CEO and assessing the CEO against such objectives, monitoring CEO performance generally and approving the CEO's compensation. The Board may delegate the implementation of specific objectives or the finalization of remuneration relating to the CEO to a committee of the Board;

ii.
determining the appointment and termination of senior management and reviewing the recommendations or determinations made by the Compensation Committee relating to the recruitment, training, development, assessment and compensation of senior management;

iii.	overseeing management's compliance with any code of business conduct or ethics policies that may be adopted by the Board from time to time for the Corporation and its subsidiaries; and
iv.
to the extent feasible, satisfying the Board as to the integrity of the CEO and other executive officers and that the CEO and other executives create a culture of integrity throughout the organization.

C.	Strategy and Plans

The Board has the responsibility to:

i.	adopt a strategic planning process and, at least annually, approve the Corporation’s strategic plan which takes into account, among other things, the opportunities and risks of the business;
ii.	approve annual capital and operating budgets;
iii.	oversee the performance of the Corporation against the strategic and operating plans; and
iv.	approve material divestitures and acquisitions, the determination of materiality to be established by the Board and revised from time to time.

D.	Financial, Risk Management and Corporate Issues

The Board has the responsibility to:

i.
review and oversee management, and with input from the Audit Committee, in developing systems and processes to monitor the principal risks of the Corporation's business and specifically, to direct management to identify the principal risks of the Corporation's business and to implement appropriate systems to monitor and manage these risks. In particular, the Board will review policies and practices with respect to trading and hedging activities and consider the results of any reviews of these areas by the external auditors or third party consultants as well as the controls relating to the use of trading and hedging activities as they relate to the significant business risks and uncertainties for the Corporation and its subsidiaries;

ii.	review insurance coverage of significant business risks and uncertainties;
iii.
with input from the Audit Committee of the Board, take reasonable steps, in conjunction with management, to direct the implementation and integrity of the Corporation's internal control and management information systems;

iv.	declare dividends, if any;
v.	establish limits of authority delegated to management; and
vi.
review and approve the annual financial statements and management discussion and analysis for the Corporation and its subsidiaries and to either review and approve the unaudited interim financial statements and management discussion and analysis for the Corporation and its subsidiaries.

E.	Compliance Reporting and Corporate Communications

The Board has the responsibility to direct management to:

i.	implement appropriate communication processes and measures with shareholders and other stakeholders and financial, regulatory and other recipients;
ii.
report the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis and in accordance with generally accepted accounting principles and applicable laws;

iii.
through the Reserves and HS&E Committee, oversee and direct the evaluation of the oil and gas reserves of the Corporation and its subsidiaries and to monitor the disclosure regarding such reserves. The Board shall approve the reports to be filed with the applicable securities commissions regarding the reserves of the Corporation and its subsidiaries;

iv.	report in a timely fashion developments that have a significant and material impact on the Corporation;
v.	report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report or Management Information Circular);
vi.	approve the holding and date of shareholder meetings; and
vii.	engage, where necessary, external advisors and experts in assisting the Board in determining any risks or major issues facing the Corporation or its subsidiaries or the Board.

F.	Non-delegable Matters

The Board may not delegate the following matters:

i.	submission of items to shareholders for approval;
ii.	appointment of additional directors;
iii.	issuance of securities;
iv.	paying commission as per Section 42 of the Business Corporations Act (Alberta);
v.	the declaration of dividends by the Corporation; the approval of a management proxy circular, annual financial statements or the adoption, repeal or amendments of by-laws;
vi.	redemption of shares of Equal Energy Ltd.; and
vii.
the review and approval of the Corporation's statement of reserves and other oil and gas information that is required to be disclosed or whose disclosure is regulated under applicable securities legislation.

G.	Use of Committees

The Board may direct any committee of the Board to provide input and recommendations on any of the foregoing matters. In addition, where permitted by law and where appropriate, the Board may delegate certain duties and responsibilities to a committee of the Board.

IV.	REVIEW

The Board will review these terms of reference at least annually or, where circumstances warrant, at such shorter interval as is necessary, to determine if further additions, deletions or other amendments are required.